# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Silence Therapeutics Plc, CIK 0001479615
CUSIP: G8128Y157
Title of class of securities: Ordinary Shares, nominal value of GBP0.05 per share
Address of issuer's principal executive offices: 72 Hammersmith Road, London, United Kingdom (X0), W14 8TH
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001564590-22-023327
Filed by CIK 0001846370
Persons authorized to receive notices and communications: Richard Ian Griffiths, Floor 1 Liberation Station, Esplanade, St Helier, Jersey (Y9), JE2 3AS, 44-1534-719761

## Reporting persons
- Richard Ian Griffiths (CIK 0001846370): type of reporting person: individual (IN); citizenship or place of organization: Jersey (Y9); source of funds: personal funds (PF); sole voting power 29,283,897; shared voting power 0; sole dispositive power 29,283,897; shared dispositive power 0; aggregate amount beneficially owned 29,283,897 (20.7% of the class)
  Comment: * Consists of (i) 19,221,525 ordinary shares represented by American Depositary Shares ("ADSs") held by Ora Capital Limited; (ii) 1,815,522 ordinary shares represented by ADSs held by Sarossa Plc; (iii) 3,067,896 ordinary shares represented by ADSs held by Cream Capital Limited; (iv) 300,000 ordinary shares represented by ADSs held by Blake Holdings Limited; (v) 360,000 ordinary shares represented by ADSs held by Ora Ventures Limited; (vi) 190,500 ordinary shares represented by ADSs held by Pinkey's Limited; and (vii) 4,328,454 ordinary shares represented by ADSs held by Mr. Griffiths. Each ADS represents, and at the holder's option is convertible into, three ordinary shares of the Issuer. Mr. Griffiths is a director and the controlling shareholder of each of Ora Capital Limited, Ora Ventures Limited, Blake Holdings Limited, Sarossa Plc and Cream Capital Limited and a controlling shareholder of Pinkey's Limited and possesses the power to direct the voting and disposition of these shares.
  
  ** This percentage is calculated based upon the 141,664,074 outstanding ordinary shares of the Issuer, as disclosed in the Issuer's Statement of Capital filed with the Companies House on December 11, 2024.
- Ora Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); source of funds: working capital (WC); sole voting power 19,221,525; shared voting power 0; sole dispositive power 19,221,525; shared dispositive power 0; aggregate amount beneficially owned 19,221,525 (13.6% of the class)
  Comment: * Consists of 19,221,525 ordinary shares represented by ADSs held by Ora Capital Limited.
  
  ** This percentage is calculated based upon the 141,664,487 outstanding ordinary shares of the Issuer, as disclosed in the Issuer's Statement of Capital filed with the Companies House on December 11, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value of GBP0.05 per share
Name of issuer: Silence Therapeutics Plc
Address of issuer's principal executive offices: 72 Hammersmith Road, London, United Kingdom (X0), W14 8TH
Comment:
Explanatory Note
This Amendment No. 6 to Schedule 13D (this "Amendment"), which amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 15, 2022, as amended on July 20, 2022, October 20, 2022, August 14, 2023, March 27, 2024 and December 18, 2024 (the "Schedule 13D") on behalf of Richard Ian Griffiths, relates to the ordinary shares, nominal value (pound) 0.05 per share (the "Shares"), of Silence Therapeutics plc (the "Issuer"). This Amendment is being filed to reflect the open market transactions of the Issuer's ADSs by the Reporting Person together with dilution as a result of an increase in the share capital of the Issuer. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Richard Ian Griffiths
Residence or business address: Floor 1 Liberation Station, Esplanade, St Helier, Jersey, JE2 4JD
Present principal occupation or employment: The principal business of Ora is capital investments. The principal business of Mr. Griffiths is serving as chairman of Sarossa Plc and Ora Limited.
Criminal convictions in the last five years: n/a
Civil proceedings (securities laws) in the last five years: n/a
Citizenship: Jersey, Channel Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Griffiths purchased an aggregate of 672,632 ADSs in open market transactions between March 31, 2025 and December 17, 2024 for an aggregate price of $3.0M. All purchases were for cash and were funded by companies or personal funds of Mr. Griffiths.

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment does not change the information previously reported under this item.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a)-(b) Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: N/A
Transactions in the class effected during the past sixty days: (c) Except as set forth in Schedule 1, none of the Reporting Persons has effected any transactions in shares of the Issuers Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: n/a

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B. Schedule 1 Transactions in ADSs During the Past Sixty Days

## Signatures
- Richard Ian Griffiths: /s/ Richard Ian Griffiths, Richard Ian Griffiths (03/31/2025)
- Ora Capital Limited: /s/ Richard Ian Griffiths, Richard Ian Griffiths Director (03/31/2025)